UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) June 9, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 - Corporate Governance and Management Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year Effective June 9, 2021, Bank of Marin Bancorp (Nasdaq: BMRC), parent company of Bank of Marin, amended its Bylaws as approved by the Board of Directors of Bank of Marin Bancorp to clarify the separate roles of Chief Executive Officer and President. The Certificate of Amendment of Bylaws is attached as Exhibit 3.02 and incorporated herein by reference. An as-amended set of Bylaws reflecting such amendment and all prior amendments was attached as an exhibit to the Company's S-4 registration statement filed on June 11, 2021. Section 9 - Financial Statements and Exhibits Item 9.01 Financial Statements and Exhibits (d) Exhibits. Exhibit No. Description 3.02 Certificate of Amendment of Bylaws

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: June 15, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer

CERTIFICATE OF AMENDMENT OF BYLAWS OF BANK OF MARIN BANCORP Nancy Boatright certifies that: 1. She is the Secretary of Bank of Marin Bancorp (the “Company”). 2. Article V, Section 5.1 of the Bylaws of the Company is amended to read as follows: 5.1 Officers. The officers of the corporation shall be a chairperson of the board, a chief executive officer, a president, a secretary, and a chief financial officer. The corporation may also have, at the discretion of the board of directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, a vice chairperson of the board and such other officers as may be appointed in accordance with the provisions of Section 5.3 of this Article V. Any number of offices may be held by the same person. 3. Article V, Section 5.3 of the Bylaws of the Company is amended to read as follows: 5.3 Subordinate Officers. The board of directors hereby empowers the chief executive officer, if there be such officer, or the president, to appoint such other officers and employees as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the chief executive officer, there be such officer, or as the president may from time to time determine. 4. Article V, Section 5.7 of the Bylaws of the Company is amended to read as follows: 5.7 Chief Executive Officer. The chief executive officer, if such an officer be elected, shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors and subject to such supervisory powers, if any, as may be given by the board of directors, have general supervision, discretion, and control of the business and the officers of the corporation. He or she shall preside as chairperson at all meetings of the shareholders and directors not presided over by the chairperson or vice-chairperson of the board, shall have the general powers and duties that are prescribed by the board of directors or the bylaws, and shall be primarily responsible for carrying out all orders and resolutions of the board of directors.

5. Article V, Section 5.8 of the Bylaws of the Company is amended to read as follows: 5.8 President. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairperson of the board, the vice chairperson of the board, and the chief executive officer, if there be such officer, the president shall be the chief executive officer of the corporation if none has been elected and shall, subject to the control of the board of directors and the chief executive officer, if there be such officer, have general supervision, direction, and control of the business and the officers of the corporation. The President shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the board of directors, the chief executive officer, if there be such officer, or these bylaws. 6. Article V, Section 5.8 entitled “Vice Presidents” shall be renumbered as Section 5.9, Article V, Section 5.9 entitled “Secretary” shall be renumbered as Section 5.10, Article V, Section 5.10 entitled “Chief Financial Officer” shall be renumbered as Section 5.11, and Article V, Section 5.11 entitled “Vice Chairperson of the Board” shall be renumbered as Section 5.12. 7. The foregoing amendments to the Company’s Bylaws have been duly approved by the Board of Directors of the Company by unanimous written consent on June 9, 2021. The undersigned declares under penalty of perjury that the matters set forth in the foregoing Certificate are true and correct of her own knowledge and that this declaration was executed on June 15, 2021 at Novato, California. Dated: 6/15/2021 /s/ Nancy Boatright Nancy Boatright, Secretary